FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                       Report of Foreign Private Issuer
                   Pursuant to Rule 13a - 16 or 15d - 16 of
                      The Securities Exchange Act of 1934




                        For the month of February 2005


                      Commission File Number: 333-116770


                       Riverside Forest Products Limited
          ----------------------------------------------------------
                              (Registrant's Name)

             3203 - 30th Avenue, Vernon, British Columbia, V1T 6M1
          ----------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F          X          Form 40-F
                       ------                       -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                            No              X
                     -----                          ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

                                DOCUMENT INDEX

Document

1.     First Quarter Report for three months ended
       December 31, 2004

2.     FORM 52-109FT2 - Certification of Interim Filing - CEO

3.     FORM 52-109FT2 - Certification of Interim Filing - CFO

                                                                Document No. 1



Riverside Forest Products Limited

First Quarter Report
For the three months ended December 31, 2004

        [Graphic showing stylized images of forestry industry workers]

Riverside Forest Products Limited
December 31, 2004 - First Quarter Report


OPERATING RESULTS

The Company ("Riverside") experienced a net loss for the first quarter of fiscal 2005 in the amount of $0.4 million or $0.04 per share compared to net earnings of $12.0 million or $1.36 per share for the December 31, 2003 quarter. Earnings before interest, taxes, depreciation and amortization (EBITDA - see note 1 below) was $18.7 million for the quarter ended December 31, 2004, compared to $22.4 million for the quarter ended December 31, 2003.

During the 2004 fiscal year Riverside acquired Lignum Limited ("Lignum"), refinanced long-term debt and became subject to a takeover bid. On October 26, 2004 Riverside was acquired by Tolko Industries Ltd. ("Tolko"), which resulted in takeover costs of $26.7 million, of which $19.8 million was incurred during the quarter (see note 3 to the attached financial statements).

The impact on Riverside's earnings and earnings per share (EPS) of the costs related to these transactions and the foreign currency revaluation of debt are as follows:

                               ------------------------------------------    --------------------------------------------
                                    Quarter ended December 31, 2004                 Quarter ended September 30, 2004
                                ------------------------------------------    --------------------------------------------
                                               Weighted                                      Weighted
                                               average                                       average
                                Earnings       number                         Earnings       number
                                (millions      of                EPS          (millions      of                  EPS
                                   $)          shares                            $)          shares
                                                  O/S                                           O/S
                                -----------    -----------    ------------    -----------

  (Loss) Earnings
      as reported               $    (0.4)           9.4      $   (0.04)      $    33.2            9.4       $     3.52
  After tax impacts of:
     Unrealized gain on
     debt translation                (7.4)           9.4          (0.78)           (9.0)           9.4            (0.95)
     Takeover costs                  12.9            9.4           1.37             4.5            9.4             0.48
                                -----------    -----------    ------------    -----------    -----------     -------------
                                $     5.1            9.4      $    0.55       $    28.7            9.4       $     3.05
                                -----------    -----------    ------------    -----------    -----------     -------------


OPERATING RESULTS FOR THE PAST TWELVE MONTHS

                                                                                                              12 months
                                                                                                                ended
                                                                                                                Q1-05
  (in millions, except per share data)                 Q2-04        Q3-04         Q4-04        Q1-05
                                                       ---------    ----------    ---------    ----------    ------------
  Sales                                                 169.1        290.9         311.4        246.3           1,017.7
  Operating earnings                                     21.3         49.5          48.9         12.1             131.8
  Foreign exchange gain (loss) on long-term debt         (1.8)        (3.6)         10.8          8.9              14.3
  Net income (loss)                                       9.5         26.4          33.2         (0.4)             68.7
  Earnings (loss):  $ per share                           1.08         2.80          3.52        (0.04)             7.36
  EBITDA(1)                                              26.9         56.2          55.2         18.7             157.0
  Cash flow from operations(2)                           18.6         33.0          26.3          4.2              82.1
  Outstanding shares (weighted average)                   8.8          9.4           9.4          9.4               9.4

1) EBITDA represents net earnings (loss) before income taxes (recovery), unrealized foreign exchange loss (gain) on long-term debt, interest on long-term debt, amortization of deferred financing costs, depreciation and amortization, net operating interest expense (income), prepayment penalties on the early repayment of long-term debt and takeover costs. We have presented EBITDA as we believe that, in addition to net earnings
     (loss), EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures.

2)   Cash provided by operations before changes in non-cash working capital.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                               February 14, 2005


Management's Discussion and Analysis supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company and the notes thereto for the first quarter of fiscal 2005. This discussion and analysis provides an overview of significant developments in the quarter ended December 31, 2004 and also:

         o Compares the December 31, 2004 quarterly results to those achieved in the September 30, 2004 quarter.

         o Compares the December 31, 2004 quarterly results to those achieved in the December 31, 2003 quarter.

         o Compares the financial position at December 31, 2004 to September 30, 2004.

Factors that could affect future operations are also discussed. These factors may be affected by known and unknown risks and uncertainties that may cause the actual future results of the Company to be materially different from those expressed or implied in this discussion. These risks and uncertainties are discussed herein and in the Management's Discussion and Analysis contained in the Company's 2003 Annual Information Form.


RIVERSIDE OVERVIEW

Riverside manages its business as a single operating segment: solid wood. Its operating results are primarily influenced by the following factors: (i) commodity prices for lumber, plywood and woodchips, (ii) production volumes,
(iii) fibre costs, (iv) human resources, (v) US-Canadian dollar exchange rates, and, more recently, (vi) duties imposed by the US government on Canadian softwood lumber imports.

Commodity Prices

Riverside's operating results are significantly affected by the prevailing market prices for its products. The markets for lumber and plywood products and woodchips are highly cyclical and affected by such factors as global economic conditions, residential and commercial construction activity in North America and Asia, changes in industry production capacity and inventory levels.

Production Volumes

Lumber and plywood production volume levels have a direct impact on Riverside's operating results. In addition to adding capacity through a number of acquisitions, the Company has achieved incremental increases in the production capacity of its facilities through on-going operating improvements and capital expenditures.

Fibre Costs

The availability of a cost-effective fibre supply is one of the most important factors affecting the profitability of forest products companies. Riverside supplies it's manufacturing operations primarily from fibre resources held under long-term agreements with the British Columbia government, providing a secure supply of fibre on a sustainable basis. Approximately 70% of the fibre requirements for the Company's facilities are supplied by its provincial timber tenures. The balance of its fibre requirements are purchased on the open market.

Human Resources

Riverside's employment base is relatively stable, employing approximately 1,800 hourly and 430 salaried employees, with only slight variations due to seasonal demands. All of the hourly employees, with the exception of the 11 employed at our Ashcroft facility, are members of the United Steelworkers of America. Contracts with the union have been ratified at all operations. The main agreement will expire on June 30, 2009 and contemplates wage increases of 2% on July 1 of each year from 2005 through 2007 and 3% on July 1, 2008.

Exchange Rates

Riverside's operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the US dollar, since prices for a majority of its products are denominated in US dollars or linked to prices quoted in US dollars and it has incurred substantially all of its debt in US dollars. For the quarter ended December 31, 2004, approximately 58% of its sales were denominated in US dollars, while most of its operating costs were incurred in Canadian dollars. In order to mitigate the impact of foreign exchange volatility on its operating results, Riverside enters into foreign exchange forward contracts to reduce a portion of its exposure to fluctuations in the exchange of its US-dollar sales to Canadian dollars. Incurring US dollar-denominated indebtedness further minimizes our exposure to exchange rate movements associated with our US dollar sales.

Canada-US Softwood Lumber Dispute

The largest impact on Riverside's results for the past three years relates to the as-yet-unresolved dispute between the Canadian and United States governments with respect to Canadian access to the US softwood lumber market. Approximately 70% of Riverside's lumber is sold into the United States.

From May 22, 2002 to December 20, 2004 and from December 21, 2004 on Riverside has recorded combined anti-dumping and countervailing duties at rates of 27.22% and 20.96% on all softwood lumber exports to the United States. Riverside charged $142.8 million for the period from May 22, 2002 to December 31, 2004, representing combined final countervailing and anti-dumping duties deposited with the US Government. Of this charge, $11.5 million related to the quarter ended December 31, 2004, while $76.5 million, $42.9 million and $11.9 million related to fiscal years ended September 30, 2004, 2003 and 2002 respectively.

On a quarterly basis, Riverside accrued a charge against sales on shipments of softwood lumber to the United States as follows:

                                                                                      Duty Charged
                                                                       -------------------------------------
         Quarter Ended
         -------------
                                                                            CDN$                 US$
                                                                       -----------------    ----------------
         June 30, 2002...........................................          $    1.5             $    1.1
         September 30, 2002......................................              10.4                  7.3
         December 31, 2002.......................................              10.2                  6.9
         March 31, 2003..........................................               9.8                  7.2
         June 30, 2003...........................................               9.1                  6.5
         September 30, 2003......................................              13.8                  8.7
         December 31, 2003.......................................              11.1                  8.7
         March 31, 2004..........................................              13.5                 12.3
         June 30, 2004...........................................              21.5                 17.1
         September 30, 2004......................................              30.4                 19.7
         December 31, 2004.......................................              11.5                  9.6
                                                                       -----------------    ----------------
                                                                           $  142.8             $  105.1(1)
                                                                       -----------------    ----------------

(1) At a December 31, 2004 exchange rate of US$1 = CDN$1.2020 the duty charged, translated to Canadian dollars, would be $126.3 million.

The final amount and effective date of any countervailing and anti-dumping duties that may be assessed on Canadian softwood lumber exports to the United States cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, North American Free Trade Agreement or World Trade Organization panels. Any future adjustments resulting from a change in the duty rates will be made prospectively.


EARNINGS SENSITIVITIES

Riverside's sales are subject to changes in market supply and demand dynamics and certain other factors that affect the prices it receives for its products. With the exception of stumpage fees payable to the British Columbia government, Riverside's costs of production are not as sensitive to these dynamics or factors. As a result, Riverside's earnings are significantly affected by market fluctuations in the commodity prices for lumber and plywood.

Riverside's export sales of lumber and plywood are principally denominated in US dollars and, accordingly, a significant change in the exchange rate for the Canadian dollar against the US dollar has a significant effect on the Canadian dollar amounts realized.

The Canadian dollar was at the following levels as of Riverside's past five fiscal year-ends and as of December 31, 2004 quarter end:

                                                         US Dollar to           Canadian Dollar
                                                        Canadian Dollar          Appreciation(1)
                                                        ---------------          ---------------
September 30, 2000................................           0.6636
September 30, 2001................................           0.6330                   (4.8)%
September 30, 2002................................           0.6304                   (0.4)%
September 30, 2003................................           0.7404                   14.9%
December 31, 2003.................................           0.7738                    4.3%
March 31, 2004....................................           0.7634                   (1.4)%
June 30, 2004.....................................           0.7497                   (1.8)%
September 30, 2004................................           0.7926                    5.4%
December 31, 2004.................................           0.8319                    4.7%

(1) Canadian dollar appreciation measured against the end of the prior period, based on the inverse of the above rates.

The effect on Riverside's EBITDA and net earnings of changes in the price of lumber, plywood, veneer and woodchips, changes in log costs, and changes in United States currency exchange rates is illustrated in the following table, based on sales volumes for the quarter ended December 31, 2004 and a 40% income tax rate:

                                                                      Annual Effect on
                                                                      ----------------
                                                                   Riverside's Fiscal 2005
                                                                   -----------------------
                                               Unit             EBITDA        Net Earnings
                                               ----             ------        ------------
                                              Change
                                              ------
                                                                    (dollars in millions)
Lumber (mfbm).................................$     10        $   14,240        $    8,544
Plywood and veneer (msf)......................      10             5,080             3,048
Woodchips (bdu)...............................      10             6,800             4,080
Log costs (m3)................................       2             9,960             5,976
Exchange rate.................................$   0.01        $    5,713        $    2,457



CRITICAL ACCOUNTING ESTIMATES

VALUATION OF ACCOUNTS RECEIVABLE
Riverside records an allowance for the doubtful collection of accounts receivable based on its best estimate of any potential uncollectible amounts. Such estimates consider past experience with Riverside's customer base and a review of current economic conditions and specific customer issues. Although Riverside has not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in its customer base that could lead to bad debts. In addition, accounts receivable balances with particular customers can be material at any given time.

VALUATION OF INVENTORY
Riverside values its finished product inventory at the lower of cost or net realizable value. Net realizable value is determined by reviewing the actual average net sales per unit of transactions occurring in the periods immediately before and after the reporting date. When the net realizable value is below the average cost of inventory, a write-down is charged to earnings in the period. The determination of net realizable value is both objective and verifiable; however, downward movement in commodity prices could result in a material write-down of inventories in any given period.

RECOVERABILITY OF PROPERTY, PLANT AND EQUIPMENT AND OTHER LONG-LIVED ASSETS Riverside assesses the recoverability of its property, plant and equipment and other long-lived assets by projecting the future cash flows to be generated by its facilities. These projections require estimates to be made regarding, among other things, future commodity prices, foreign currency exchange rates, sales volumes, operating costs and renewal of licenses and permits. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for commodities. The application of different assumptions for commodity prices could result in a conclusion that Riverside would not recover the carrying amount of its property, plant and equipment and other long-lived assets, which could result in material changes to earnings.

REFORESTATION OBLIGATION
Riverside accrues its reforestation obligations based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on comprehensive analyses for all areas that have been logged, the treatments required for each specific area, the number and size of seedlings to be planted and the expected timing and success rate of the planned activities. Riverside employs forestry experts who have the specialized knowledge required to make such analyses. Unfavorable weather patterns, forest fires, or the failure to estimate future reforestation costs accurately could result in material revisions to Riverside's estimates of future costs.

PENSION BENEFITS
Riverside has defined benefit pension plans for certain of its employees. It retains independent actuarial consultants to perform actuarial valuations of its plan obligations and asset values, and to advise on the amounts to be recorded in its financial statements. Actuarial valuations include assumptions that directly affect the fair value of the assets and obligations and expenses recorded in Riverside's financial statements. These assumptions include the discount rate used to determine the net present value of obligations, the return on plan assets used to estimate the increase in the plan assets available to fund obligations and the increase in future compensation amounts used to estimate obligations. Actual experience can vary materially from the estimates, and could affect the cost of Riverside's pension plans and future cash flow requirements.

SOFTWOOD LUMBER DUTIES
Softwood lumber duties represent contingent liabilities that require a cash deposit to be paid to US Customs in order to ship softwood lumber products into the US. Riverside has recorded an expense based on the softwood lumber duty deposit amounts paid and charged to US Customs. The actual amount of the duties for softwood lumber products shipped will depend on the outcome of various challenges and appeals made to NAFTA panels, WTO panels and reviewing courts or on a negotiated settlement. In addition, the actual duty amounts will likely be based on rates established by an administrative review process completed by the US Department of Commerce (USDOC). On December 14, 2004, the USDOC announced the results of its first administrative review, which included a decrease in the combined countervailing and anti-dumping duties from 27.22% to 20.96%. The difference between the deposit rate paid and the rate established on administrative review may be refunded to or paid by Riverside, plus interest. The actual amount paid in the future for softwood lumber duties on shipments made in current periods could be materially different from the amounts paid and expensed.

RESULTS OF OPERATIONS

Comparison of the December 31, 2004 quarterly results to the September 30, 2004 quarterly results

The price and volume variances between the results for the quarter ended December 31, 2004 and September 30, 2004 can be classified as follows:


                                                                                  Effect of
                                                           Quarter               changes in                  Quarter
                                                           ended          ---------------------------         ended
                                                          Sept 30,                                           Dec 31,
                                                            2004              Price(1)       Volume            2004
                                                       -------------      ---------------   ----------       -------
                                                                           (dollars in millions)
Sales..............................................     $   311.4        $   (45.6)       $   (19.5)       $   246.3
Cost of products sold..............................        (201.2)             5.1             15.5           (180.6)
Freight............................................         (20.2)            (0.3)             1.1            (19.4)
Countervailing and anti-dumping duties.............         (25.4)             8.8             (1.0)           (17.6)
Selling and administration.........................          (7.7)             -                -               (7.7)
Other income (expense).............................          (1.7)            (0.6)             -               (2.3)
                                                       -------------    -------------    -------------    -------------
EBITDA.............................................          55.2            (32.6)            (3.9)            18.7
Depreciation and amortization......................          (7.1)            (0.3)             -               (7.4)
Other interest expense (income)....................           0.8              -                -                0.8
Interest on long-term debt and amortization of
  deferred finance costs...........................          (4.1)             0.3              -               (3.8)
Unrealized foreign exchange (loss) gain on
  long-term debt...................................          10.8             (1.9)             -                8.9
Takeover costs.....................................          (6.9)           (12.9)             -              (19.8)
Income taxes recovery (paid).......................         (15.5)            17.7              -                2.2
                                                       -------------    -------------    -------------    -------------
Net earnings (loss)................................     $    33.2        $   (29.7)       $    (3.9)       $    (0.4)
                                                       -------------    -------------    -------------    -------------

(1) Price variance for sales and cost of products sold reflects changes in selling prices and production costs that are not affected by volumes sold or produced. Price variance for all remaining items reflects changes in period costs, which do not vary with volumes sold or produced. The results related to the acquisition of Lignum has been treated as a volume variance.

Sales were $65.1 million lower and EBITDA was $36.5 million lower in the quarter ended December 31, 2004 versus the quarter ended September 30, 2004 due mainly to decreases in sales realizations.

Sales prices for lumber were lower by 20% during the December 2004 quarter than in the September 2004 quarter, while prices for panels dropped 7% and chip prices decreased 4%. The net impact of these price movements was a decrease in sales of $45.6 million for the December 2004 quarter relative to the September 2004 quarter.

For the December 2004 quarter, sales volumes for lumber, panel and woodchips were lower compared to the September 2004 quarter by 3%, 12% and 6% respectively. The impact of the volume variances decreased sales by $19.5 million in the December 2004 quarter compared to the September 2004 quarter.

The net impact of those price and volume variances resulted in Riverside reporting sales of $246.3 million in the December 2004 quarter, $65.1 million or 21% less than the $311.4 million reported in the September 2004 quarter.

Cost of products sold, excluding the impact of lower volumes, for the December 2004 quarter was $5.1 million lower than for the September 2004 quarter due to a $13.3 million increase in purchased commodities less a $8.2 million increase in fibre costs. Higher fibre costs resulted from a $2.2 million decrease in product recovery rates, a $2.0 million increase in logging costs and a $4.0 million decrease in stumpage costs. Lower volumes resulted in a $15.5 million decrease in cost of products sold for the December 2004 quarter versus the September 2004 quarter. Conversion costs decreases of $0.9 million in plywood operations were offset by increased costs of $0.9 million in the lumber mills.

Freight costs decreased overall by $0.8 million predominately as a result of lower volumes of products sold in the December 2004 quarter.

Duties decreased overall by a total of $7.8 million reflecting decreased US sales realizations and lower volumes shipped.

Selling and administration remained unchanged between the September 2004 and December 2004 quarters. Other expenses, increased $0.6 million as a result of international transactions affected by a strengthening Canadian dollar compared to the US dollar in the December 2004 quarter.

Interest on long-term debt decreased by $0.3 million over that experienced in the September 30, 2004 quarter, due to foreign exchange fluctuations.

Takeover costs including a break fee to Interfor and fees paid to banking and legal consultants totaled $26.7 million. Of this amount $19.8 million was paid in the current quarter.

Income taxes, including the current and future provisions, as a percentage of earnings (loss) before income taxes differed from the December 2003 quarter as a result of the taxation of the gain on debt revaluation and the effect of fixed taxes upon the smaller income before taxes.

As a result of all of the above, Riverside's net loss for the December 2004 quarter was $0.4 million, compared to $33.2 million in earnings for the September 2004 quarter.


Comparison of the December 31, 2004 quarterly results to the December 31, 2003 quarterly results

The price and volume variances between the results for the quarter ended December 31, 2004 and 2003 can be classified as follows:

                                                                                   Effect of
                                                           Quarter                 changes in                  Quarter
                                                            ended         ---------------------------          ended
                                                           Dec 31,                                              Dec 31,
                                                            2003              Price(1)       Volume             2004
                                                       -------------      ---------------   ----------         -------
                                                                           (dollars in millions)
Sales..............................................     $   145.1        $     6.1        $    95.1        $   246.3
Cost of products sold..............................         (94.8)            (8.0)           (77.8)          (180.6)
Freight............................................         (14.3)            (1.8)            (3.3)           (19.4)
Countervailing and anti-dumping duties.............         (11.1)            (2.1)            (4.4)           (17.6)
Selling and administration.........................          (4.4)            (3.3)             -               (7.7)
Other income (expense).............................           1.9             (4.2)             -               (2.3)
                                                       -------------    -------------    -------------    -------------
EBITDA.............................................          22.4            (13.3)             9.6             18.7
Depreciation and amortization......................          (5.8)            (1.6)             -               (7.4)
Other interest (expense) income....................           0.3              0.5              -                0.8
Interest on long-term debt and amortization of
  deferred finance costs...........................          (1.2)            (2.6)             -               (3.8)
Unrealized foreign exchange (loss) gain on
  long-term debt...................................           1.8              7.1              -                8.9
Takeover costs.....................................           -              (19.8)             -              (19.8)
Income taxes recovery (paid).......................          (5.5)             7.7              -                2.2
                                                       -------------    -------------    -------------    -------------
Net earnings (loss)................................     $    12.0        $   (22.0)       $     9.6        $    (0.4)
                                                       -------------    -------------    -------------    -------------

(1) Price variance for sales and cost of products sold reflects changes in selling prices and production costs that are not affected by volumes sold or produced. Price variance for all remaining items reflects changes in period costs, which do not vary with volumes sold or produced.


Sales and EBITDA were $101.2 million higher and $3.7 million lower, respectively, in the quarter ended December 31, 2004 versus the quarter ended December 31, 2003 primarily due to: the inclusion of Lignum operations, increases in most commodity prices and volumes and, in the case of EBITDA, increased stumpage fees and higher conversion costs.


In the December 2004 quarter, sales prices for lumber and panel increased 19% and decreased 11% respectively, while woodchips price increased 13% compared to the December 2003 quarter. The net impact of all price movements was an increase in sales of $6.1 million for the December 2004 quarter relative to the December 2003 quarter.

For the December 2004 quarter, sales volumes were 83% higher for lumber, 15% higher for panel products and 50% higher for woodchips, compared to the December 2003 quarter. These increases in sales volumes are primarily attributed to the inclusion of Lignum with Riverside operations. The net impact of all volume variances increased sales by $95.1 million in the December 2004 quarter versus the December 2003 quarter.

The net impact of all sales price and volume variances resulted in Riverside reporting sales of $246.3 million in the December 2004 quarter, $101.2 million or 69.7% greater than the $145.1 million reported in the December 2003 quarter.

Cost of products sold, excluding the impact of higher volumes, for the December 2004 quarter was $8.0 million higher due to the net impact of the increases in stumpage costs of $5.4 million, a $3.1 million increase in conversion unit costs offset by improved recovery costs of $0.5 million. Conversion costs increased mainly as a result of accruing for hourly compensation awards in 2004, as well as curtailed maintenance spending in the December 2003 quarter. Higher volumes resulted in a $77.8 million increase in cost of products sold for the December 2004 quarter versus the December 2003 quarter.

Freight costs increased by $5.1 million over the December 2003 quarter, mainly due to increased volume shipped and normal destination variations.

Duties increased this quarter over last year by $6.5 million due to increased lumber sales volume and higher US lumber realizations.

Selling and administration costs in the December 2004 quarter increased by $3.3 million compared to the December 2003 quarter, due primarily to the inclusion of Lignum operations in the current quarter.

Interest on long-term debt was $2.6 million higher mainly as a result of the issue of new long-term debt, which increased the outstanding long-term debt from $34.9 million as December 31, 2003 to $180.3 million as of December 30, 2004.

Unrealized foreign exchange gain on long-term debt increased $7.1 million as a result of the Canadian dollar strengthening compared to the US dollar, combined with the issue of additional debt.

During the December 2004 quarter $19.8 million in takeover costs were incurred as a result of the Company's ownership structure change involving Tolko.

Income taxes, including the current and future provisions, as a percentage of earnings (loss) before income taxes differed from the previous quarter as a result of the taxation of the gain on debt revaluation and the effect of fixed taxes upon the smaller income before taxes.

As a result of all of the above, Riverside's net loss for the December 2004 quarter was $0.4 million, compared to $12.0 million net earnings for the December 2003 quarter.


LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2004 and for the quarter then ended

In the quarter ended December 31, 2004, Riverside generated $4.2 million in cash from operations, before changes to non-cash operating working capital, compared to $26.3 million for the quarter ended September 30, 2004. Log inventories increased by 174 thousand m3, lumber inventory increased by 5.3 mmfbm and panel inventories decreased by 1.0 mmsf. Total inventories increased by $17.4 million during the quarter ended December 31, 2004. Accounts receivable decreased by $18.3 million due to decreasing sales volumes, while payables decreased by $59.8 million, due primarily to takeover costs and income taxes paid during the quarter. Offsetting this was an increase in harvesting activity. The increases in accounts receivable, inventories and accounts payable resulted in a $116.5 million decrease to non-cash working capital. Riverside spent $13.1 million on capital additions during the quarter. Investments and advances have remained relatively unchanged. $60 million was advanced to an affiliated company under a cash management arrangement. As a result of the above, Riverside's cash on hand decreased by $120.5 million from September 30, 2004 to December 31, 2004.

Cash on hand at December 31, 2004 was $69.2 million, compared to $189.7 million at September 30, 2004. As of December 31, 2004 Riverside had an undrawn operating line of credit of CAD $60.0 million.

Working capital of $204.4 million as of December 31, 2004 was $7.1 million lower than working capital as of September 30, 2004. The percentage of long-term debt to long-term debt plus equity at December 31, 2004 was 41%, compared to 42% at September 30, 2004. The percentage of total long-term debt net of cash to total long-term debt net of cash plus equity was 30% at December 31, 2004.

As at December 31, 2004, shareholder's equity amounts to $260.8 million or $27.64 per share compared to $261.1 million or $27.68 per share at September 30, 2004. The following table shows, as of December 31, 2004, Riverside's contractual obligations due within the periods indicated.

                                                                     Payments due by period
                                                                     (dollars in millions)
                                          ------------------------------------------------------------------------------
Contractual Obligations                                    Less than                                        More than
                                             Total           1 year         1-3 years       3-5 years        5 years
                                          -------------    ------------    -------------   -------------   -------------
Long-Term Debt Obligations............    $   180.3          $  -            $  -            $  -            $   180.3
Operating Lease Obligations...........          1.1             0.1             0.9             0.1               -
Property Lease Obligations............          2.5             0.1             1.1             0.9                0.4
                                          -------------    ------------    -------------   -------------   -------------
Total.................................    $   183.9          $  0.2          $  2.0          $  1.0          $   180.7
                                          -------------    ------------    -------------   -------------   -------------


Return on Capital Employed

The forest product industry is cyclical in nature. Return on capital employed
(ROCE), defined as net earnings (loss) plus after-tax interest expense divided by year-end capital employed, for the last five years:

                                                                   Five Year
Period                                       ROCE                    Average
                                      --------------------    ------------------

Year ended September 30, 2004                16.44%                   5.97%
Year ended September 30, 2003                 0.85%                   6.17%
Year ended September 30, 2002                 5.64%                   5.98%
Year ended September 30, 2001                 4.17%                   5.06%
Year ended September 30, 2000                 2.75%                   4.22%



MARKET RISKS AND UNCERTAINTIES

Commodity Prices

The markets for lumber and plywood are highly cyclical and affected by such factors as global economic conditions, residential and commercial construction and industrial activity in North America, Asia and Europe, changes in industry production capacity and inventory levels. In addition, Canadian lumber markets and our operating results have been significantly affected by the softwood lumber dispute. These factors all have a significant impact on selling prices and our profitability. Riverside manages its exposure to lumber price risk to a limited degree through the use of lumber futures.

Foreign Exchange

Riverside sells the majority of its products outside of Canada in US dollars. Consequently, the value of the Canadian dollar compared to the US dollar has a major impact on net revenue and profitability.

From time to time, Riverside enters into arrangements to minimize the effect of fluctuations in currency rates on our US dollar-denominated receivables. At December 31, 2004, Riverside had forward foreign exchange contracts outstanding of US $23 million (2003 - US $18 million). Riverside is also exposed to currency risk on its US dollar-denominated debt, but considers its US dollar-denominated receivables as a natural hedge against that exposure. The Company has no plans to use foreign currency derivative financial instruments for speculative purposes.

Interest Rates

The interest rate on the US unsecured notes is fixed. The interest rate on amounts borrowed under our revolving credit facility will be affected by changes in market interest rates. We do not currently use any derivative instruments to manage our exposure to changes in market interest rates. We also do not use any instruments to manage our exposure to changes in foreign currency rates with respect to our US dollar-denominated debt, nor do we intend to with respect to the notes.


NEW ACCOUNTING AND POLICIES AND ACCOUNTING POLICY CHANGES

Since September 30, 2003, Riverside has adopted a number of accounting policies and accounting policy changes resulting from various new recommendations and accounting guidelines made by the Canadian Institute of Chartered Accountants ("CICA").

In the December 2003 quarter, the Company changed its accounting policy for expensing woodlands production costs in its interim quarterly financial statements from a units of production basis to an incurred cost basis. This change did not impact prior annual financial statements.

Riverside has presented freight and other distribution costs and countervailing and anti-dumping duties as part of costs and expenses in the statement of earnings. Previously, these expenses were presented as a reduction of gross sales to determine net sales in accordance with industry practice. The prior periods have been restated to reflect this treatment.


NORMAL COURSE ISSUER BID

The Company announced on June 2, 2004 that it has filed with the Toronto Stock Exchange a notice of intention to make a normal course issuer bid for certain of its common shares. Under this notice, subject to regulatory approval, the Company is entitled to purchase, through the facilities of the Toronto Stock Exchange, up to 440,199 common shares during the one-year period commencing June 11, 2004 and expiring on June 10, 2005. The Company has 9,434,987 common shares outstanding.

On December 3, 2004, the common shares of Riverside were de-listed from the Toronto Stock Exchange as a result of the acquisition by Tolko of more than 99% of the outstanding common shares. The normal course issuer bid ceased to be of any further effect on that date.

DIVIDENDS

No dividends have been declared in the quarter.


OFFICERS AND DIRECTORS

On October 29, 2004, all of the previous directors resigned and were replaced by the following nominees of Tolko Industries Ltd.: J.A. (Allan) Thorlakson, J.E. (John) Thorlakson, J.B. (Brad) Thorlakson, P.J. (Peter) Powell, M.B. (Michael) Percy and R.F. (Robert) Chase.

During the quarter, the existing officers were replaced. New officers were appointed as follows: J.A. (Allan) Thorlakson, President and Chief Executive Officer; J.E. (John) Thorlakson, Vice-President; J.B. (Brad) Thorlakson, Vice-President; T.W. (Trevor) Jahnig, Chief Financial Officer; C.A. (Conrad) Pinette, Executive Vice-President; and J.A. (John) Thomas, Vice-President and General Manager of Marketing.

On December 22, 2004, Riverside entered into a "Management Agreement" with Tolko under which Tolko agreed to provide the services of certain senior officers of Riverside for the ensuing fiscal year, renewable automatically for successive one-year periods unless terminated by either party on 30 days notice.


OUTLOOK

Effective on January 24, 2005, Tolko acquired all the remaining outstanding common shares of Riverside to hold 100% of the common shares. Management expects to realize significant synergies as a result of Tolko's acquisition that will benefit the enterprise going forward.

The demand for our products remains strong, although the market values have dropped due to seasonal factors. We are looking forward to a profitable quarter.


ADDITIONAL INFORMATION

Riverside ceased to be a reporting issuer in Canada on February 1, 2005 pursuant to an order of the provincial securities commissions in Canada. Accordingly, additional information relating to Riverside is available on SEDAR at www.sedar.com up to February 1, 2005 but not thereafter.





J.A. (Allan) Thorlakson
President and Chief Executive Officer
Vernon, B.C.
February 4, 2005



          Additional information related to our Company may be found on our website at www.riverside.bc.ca

Riverside Forest Products Limited
Consolidated Statements of Operations and Retained Earnings
(in thousands of dollars) unaudited

--------------------------------------------------------------------------------------------------------------
                                                            3 months            3 months         3 months
                                                              ended              ended            ended
                                                             Dec 31,            Dec 31,          Sept 30,
                                                              2004                2003             2004
                                                          ---------------    --------------    --------------
Sales (note 8)                                              $ 246,271          $ 145,079         $ 311,397
                                                          ---------------    --------------    --------------

Cost of sales                                                 180,581             94,826           201,153
Freight and other distribution costs                           19,438             14,293            20,209
Countervailing and anti-dumping duties                         17,575             11,115            25,415
Selling and administration                                      7,724              4,371             7,659
Depreciation and amortization                                   7,389              5,743             7,142
Other (income) expense                                          1,458             (2,229)              934
                                                          ---------------    --------------    --------------
                                                              234,165            128,119           262,512

                                                          ---------------    --------------    --------------
Operating earnings                                             12,106             16,960            48,885

Interest on long-term debt                                      3,491              1,140             3,784
Amortization of deferred financing costs                          319                 75               324
Unrealized foreign exchange loss (gain) on
  long-term debt                                               (8,940)            (1,756)          (10,830)
Takeover costs (note 3)                                        19,782               -                6,891
                                                          ---------------    --------------    --------------
                                                               14,652               (541)              169

                                                          ---------------    --------------    --------------
Earnings (loss) before income taxes                            (2,546)            17,501            48,716

Income tax expense (recovery)
  Current                                                      (4,421)             6,346            17,460
  Future                                                        2,233               (830)           (1,929)
                                                          ---------------    --------------    --------------
                                                               (2,188)             5,516            15,531

Net earnings (loss)                                         $    (358)         $  11,985         $  33,185

Retained earnings, beginning of period                        173,355             93,919           140,736


Dividends                                                        -                  (264)             (566)

                                                          ---------------    --------------    --------------
Retained earnings, end of period                            $ 172,997          $ 105,640         $ 173,355
                                                          ---------------    --------------    --------------

Net earnings (loss) per common share, basic and             $   (0.04)         $    1.36         $    3.52
   diluted
                                                          ---------------    --------------    --------------

Weighted average number of common shares outstanding,
  basic and diluted                                         9,434,987          8,803,993         9,434,987


Quarterly Comparisons                             Net Earnings (loss)                   EBITDA (note 10)
--------------------------------------------
                                                 2005              2004              2005              2004
                                             --------------     -------------    --------------     -------------
                   First                      $     (358)         $  11,985        $  18,682          $  22,413
                   Second                                             9,527                              26,928
                   Third                                             26,380                              56,187
                   Fourth                                            33,185                              55,188
                                             --------------     -------------    --------------     -------------
                       Total                  $     (358)         $  81,077        $  18,682          $ 160,716
                                             --------------     -------------    --------------     -------------

                                               Earnings (loss) per Share
                                                 2005              2004
                                             --------------     -------------
                   First                      $    (0.04)         $    1.36
                   Second                                              1.08
                   Third                                               2.80
                   Fourth                                              3.52
                                             --------------     -------------
                       Total                  $    (0.04)         $    8.89
                                             --------------     -------------

Riverside Forest Products Limited
Consolidated Statements of Cash Flow
(in thousands of dollars) unaudited

----------------------------------------------------------------------------------------------------------------


                                                                 3 months         3 months         3 months
                                                                   ended            ended           ended
                                                                  Dec 31,          Dec 31,        Sept 30,
                                                                    2004            2003             2004
                                                                 ------------    -------------    ------------
Cash Provided by (used in)

Operations
    Net earnings (loss)                                            $   (358)        $ 11,985        $ 33,185
    Items not involving cash
       Depreciation and amortization                                  7,708            5,818           7,466
       Unrealized foreign exchange loss (gain) on debt
         revaluation                                                 (8,940)          (1,756)        (10,830)
       Gain on disposal of property, plant and equipment               (121)             (38)            (77)
       Future income taxes                                            2,233             (830)         (2,255)
       Change in reforestation obligation                             3,680            5,064          (1,185)
                                                                 ------------     ------------    ------------
                                                                      4,202           20,243          26,304

    Changes in non-cash operating working capital
       Change in accounts receivable                                 18,282            8,892           6,883
       Change in inventory                                          (17,424)         (31,497)          5,599
       Change in prepaid expenses                                     2,501            1,270          (4,234)
       Change in accounts payable and accrued liabilities           (59,833)          18,906          34,759
                                                                 ------------     ------------    ------------
                                                                    (56,474)          (2,429)         43,007
                                                                 ------------     ------------    ------------
                                                                    (52,272)          17,814          69,311
                                                                 ------------     ------------    ------------


Investing
    Advances to affiliated company                                  (60,000)            -               -
    Change in investments and advances                                  (66)            (119)         (3,353)
    Proceeds on disposal of property, plant and equipment               188               30             176
    Purchase of property, plant and equipment                       (13,125)            (659)         (7,382)
    Increase in deferred finance costs                                 -                -                 (1)
                                                                 ------------     ------------    ------------
                                                                    (73,003)            (748)        (10,560)
                                                                 ------------     ------------    ------------


Financing
    Repayment of long-term debt                                        -              (2,800)           -
    Change in other long-term liabilities                             4,741              832          (2,359)
    Dividends paid                                                     -                (264)           (566)
                                                                 ------------     ------------    ------------
                                                                      4,741           (2,232)         (2,925)
                                                                 ------------     ------------    ------------

    Change in cash                                                 (120,534)          14,834          55,826

    Cash, beginning of period                                       189,724           34,485         133,898
                                                                 ------------     ------------    ------------
    Cash, end of period                                            $ 69,190         $ 49,319        $189,724
                                                                 ------------     ------------    ------------




Supplementary Information
    Interest paid                                                  $  2,523         $    600        $  8,074
    Income taxes paid (recovered)                                  $ 38,347         $    127        $   (630)

Riverside Forest Products Limited
Consolidated Balance Sheets
(in thousands of dollars) Unaudited

---------------------------------------------------------------------------------------------- --------------------
                                                                       As at                            As at
                                                                    December 31                      September 30
                                                          -------------------------------------    ----------------
                                                               2004                 2003                2004
                                                          -----------------    ----------------    ----------------
Assets

  Current assets
      Cash                                                 $   69,190           $   49,319          $  189,724
      Accounts receivable                                      53,131               29,802              71,413
      Due from affiliated company (note 4)                     60,000                 -                   -
      Inventory (note 5)                                      113,853               83,635              96,429
      Prepaid expenses                                          2,564                2,095               5,065
                                                          -----------------    ----------------    ----------------
                                                              298,738              164,851             362,631


  Investments and advances                                     10,646                4,768              10,580

  Property, plant and equipment                               162,535              117,596             156,782

  Timber licenses and roads                                   135,300               92,271             135,384

  Goodwill                                                      7,259                 -                  7,259

  Deferred financing costs                                      9,529                  404               9,848
                                                          -----------------    ----------------    ----------------
                                                           $  624,007           $  379,890          $  682,484
                                                          -----------------    ----------------    ----------------


Liabilities and Shareholders' Equity
  Current liabilities
      Accounts payable and accrued liabilities             $   91,219           $   75,573          $  105,189
      Current portion of long-term debt                          -                  25,032                -
      Income taxes payable                                      3,132                5,820              45,900
                                                          -----------------    ----------------    ----------------
                                                               94,351              106,425             151,089


  Reforestation obligation                                     20,064               11,277              19,479
  Long-term debt (note 6)                                     180,300               34,942             189,240
  Other long-term liabilities                                  11,916                8,450               7,175
  Future income taxes                                          56,590               35,351              54,357

  Shareholders' equity
      Share capital (note 7)                                   87,789               77,805              87,789
      Retained earnings                                       172,997              105,640             173,355
                                                          -----------------    ----------------    ----------------
                                                              260,786              183,445             261,144

                                                          -----------------    ----------------    ----------------
                                                           $  624,007           $  379,890          $  682,484
--------------------------------------------------------- ----------------- -- ----------------    ----------------


Subsequent Event (note 12)


On behalf of the Board


J.A. (Allan) Thorlakson                                   J.E. (John) Thorlakson
President and Chief Executive Officer                         Vice-President

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  Business of Riverside

Riverside operates in the solid wood business, which includes the production and sale of lumber, plywood, veneer and woodchips, as well as the operating of a related wholesale wood products brokerage business. The production of these products includes logging operations, which are carried out by independent contractors on behalf of Riverside. Logging operations are seasonal due to a number of factors including weather, ground and fire season conditions. As a result of the timing of logging operations, Riverside normally experiences substantial increases in log inventories during the first and second quarters. Lumber and plywood inventories are less seasonal but are subject to market demands.

Effective October 1, 2004 Riverside Forest Products Limited, Riverside Forest Products (Marketing) Limited (formerly Lignum Limited) and RFP Power Ltd. were amalgamated.


2.  Basis of Presentation and Significant Accounting Policies

These interim consolidated financial statements are unaudited; however, they reflect all adjustments, consisting of normal recurring adjustments including the adjustment set out below necessary for a fair presentation of the results of the periods presented. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements and accordingly should be read in conjunction with the September 30, 2003 audited consolidated financial statements and notes below.

These interim consolidated financial statements have been prepared in accordance with the same accounting policies and methods of computation as the annual financial statements as at September 30, 2003 with the following changes:

     i) Asset retirement obligations:
     The Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Section 3110 of the CICA Handbook, Asset Retirement Obligations ("Section 3110"). Effective October 1, 2002, the Company retroactively adopted Section 3110. The new standard requires that the estimated future cash outflows underlying the Company's reforestation obligation be discounted to present value. In conjunction with the adoption of the new standard, the Company also changed its reforestation accounting policy by modifying its methodology for accounting for legislative changes affecting future reforestation costs. The retroactive adoption of these new accounting policies did not result in any change to previously recorded results.

     ii) Shipping and Handling Costs:
     Effective January 1, 2004, the CICA introduced new recommendations for the application of GAAP which, among other things, provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Prior to January 1, 2004, Riverside, along with certain other companies in the forest industry, presented sales net of shipping and handling costs. As a result of applying this new standard, effective October 1, 2003, Riverside has presented shipping and handling costs in accordance with the US EITF 00-10 Accounting for Shipping and Handling Fees and Costs. EITF 00-10 specifies that shipping and handling costs recovered from customers should be included in sales, while shipping and handling costs incurred should be included in cost of sales. Countervailing and anti-dumping duties, which previously were presented as a deduction to gross sales, have also been reclassified to cost of sales in accordance with the new GAAP standard. The prior periods have been reclassified for comparability.

     iii) Accounting Guideline 13, Hedging Relationships, and the Emerging Issues Committee's ("EIC") Consensus, EIC-128, Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments:

     The new standards implement requirements related to the identification, designation, documentation and effectiveness of hedging relationships. The new standards have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004. Under the new guidance, hedge accounting is optional for derivative transactions that are effective in offsetting financial statement risks. Derivative financial instruments that are not subject to hedge accounting are recorded on the balance sheet at fair value. Upon adoption, the Company discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline or which the Company elected not to formally document as hedges.


3.  Acquisition by Tolko Industries Ltd.

On October 4, 2004, the Company announced that it had signed an agreement with International Forest Products Limited ("Interfor") pursuant to which Interfor indicated an intent to make an offer to acquire Riverside for $39 per share in cash and Interfor Class A shares, or $35 per share in cash and Interfor Class A shares plus a Contingent Value Right (CVR) to receive any US softwood duty refunds received by Riverside. The agreement was unanimously approved by the Special Committee of independent directors, as well as by the full boards of both companies.

On October 15, 2004, Tolko Industries Ltd. ("Tolko"), which had formerly offered to purchase all shares of Riverside not already owned by it or its affiliates for $29 per share, increased the consideration payable under its offer to $40 per share and postponed the expiry time of its offer to October 26, 2004.

On October 18, 2004, upon reviewing Tolko's improved offer, Riverside's Board of Directors determined that it was a "superior proposal" as defined in the pre-acquisition agreement dated October 3, 2004 between Riverside and Interfor. That determination triggered a right for Interfor to match or exceed Tolko's offer by October 22, 2004.

The Company also announced on October 18, 2004 that the Board had concluded that Riverside's shareholders rights plan dated October 5, 2004 had served its purpose in giving Riverside time to maximize value for its shareholders, and so had resolved to terminate it, effective immediately.

On October 22, 2004, Interfor advised Riverside that it had concluded that increasing its offer or significantly revising the form of consideration it would offer to Riverside's shareholders would be inconsistent with its own financial discipline, and so confirmed that it would not exercise its right to match Tolko's improved offer.

On that basis, Riverside's Board of Directors resolved to recommend that Riverside shareholders accept and tender into Tolko's all-cash offer to purchase all outstanding Riverside shares not already owned by it or its affiliates for $40 per share. The Riverside Board's revised recommendation was communicated to shareholders in a news release on October 22.

The Board's decision to recommend that shareholders accept Tolko's improved offer triggered a right of Interfor to terminate its pre-acquisition agreement with Riverside and to be paid the agreed break fee of $11 million. The break fee was paid by Riverside and the pre-acquisition agreement and the lock-up agreements between certain Riverside shareholders and Interfor were terminated on October 22, 2004.

On October 26, 2004, Tolko announced that it owned 7,591,573 common shares or 80.46% of the Company's outstanding common shares. A change in control and ownership occurred at this date. On November 9, 2004, Tolko announced that it now owned 9,410,257 common shares of the Company or 99.74% of the total outstanding as a result of purchasing an additional 1,818,684 common shares. On January 24, 2005, Tolko completed the acquisition of all the remaining outstanding common shares of Riverside and now holds 100% of the outstanding common shares.

The Company had accrued costs relating to the takeover of $6.9 million as at September 30, 2004. Conditions arising subsequent to September 30, 2004 created a final aggregate cost of $26.7 million, which included legal fees, financial consultants, pension liability, share appreciation rights and Interfor's break-fee. The costs in excess of the accrued amount, which amounted to $19.8 million, were recorded in October and November 2004, the periods in which the actual determination of the liability was made.


4.  Due from Affiliated Company

The Company has entered into a cash management arrangement with its parent company, Tolko, and its affiliates for the purpose of optimizing cash balances and minimizing interest expense within the Tolko group of companies, including Riverside. Under this arrangement, Riverside has made loans to Tolko Forest Products Ltd., an affiliate of Tolko, in order to increase the return Riverside is earning on its cash balances. The loans aggregate CAD $60 million, are due on demand and bear interest at market rates. All transactions under the cash management arrangement are subject to the approval of the independent directors of the Company.

5.   Inventory (in thousands of dollars)

                                                        December 31,           December 31,          September 30,
                                                            2004                   2003                  2004
                                                      ------------------    -------------------    ------------------

    Veneer.......................................       $    1,352            $     1,596            $    1,602
    Plywood......................................            3,586                  5,840                 3,488
    Finished lumber..............................           23,373                  7,202                23,346
    Rough lumber.................................            6,758                  6,464                 6,704
    Logs.........................................           50,149                 39,024                39,129
    Ties.........................................           13,429                 11,526                 8,147
    Parts, supplies and bins.....................           15,206                 11,983                14,013
                                                      ------------------    -------------------    ------------------
                                                        $  113,853            $    83,635            $   96,429
                                                      ------------------    -------------------    ------------------


6.  Operating Line of Credit and Long-Term Debt

a)   Operating Line of Credit
     The Company has an available operating line of credit totaling CAD $60 million, which was unused at December 31, 2004. The line of credit bears interest on a sliding scale dependent on certain financial indicators. The debt is secured by General Security Agreements. The term of the facility expires on March 31, 2007.

b.   Long-Term Debt
     Long-term debt consists of US $150 million in unsecured senior notes that bear interest at 7 7/8%, payable in arrears on March 1 and September 1. The entire principal of the senior notes is repayable on March 1, 2014 (see also note 12).

     The notes contain covenants that, based on certain financial ratios, may place limitations upon the incurrence of additional debt and on the application of proceeds from the disposition of assets.

                                                        December 31,           December 31,           September 30,
     (in thousands of dollars)                              2004                   2003                   2004
                                                     -------------------    -------------------     ------------------
     US $150,000,000 unsecured senior notes, due
       March 1, 2014                                   $   180,300            $      -                $   189,240
     Senior Notes payable                                     -                     42,640                   -
     HSBC Capital loan                                        -                     17,334                   -
                                                     -------------------    -------------------     ------------------
                                                        $   180,300            $    59,974             $   189,240
                                                     -------------------    -------------------     ------------------

     Current                                            $      -               $    25,032             $      -
     Long-term                                              180,300                 34,942                 189,240
                                                     -------------------    -------------------     ------------------
                                                        $   180,300            $    59,974             $   189,240
                                                     -------------------    -------------------     ------------------

7.  Share Capital

Authorized:       25,000,000 common shares, no par value
Issued:
                                                                                                        Amount
                                                                             Number of               (in thousands
                                                                              Shares                  of dollars)
                                                                        --------------------    --------------------
September 30, 2003                                                             8,803,993              $   77,805
Shares issued March 31, 2004 for acquisition of Lignum Limited                   630,994                  10,000
Share issue costs                                                                   -                        (16)
                                                                        --------------------    --------------------
                                                                               9,434,987              $   87,789
                                                                        --------------------    --------------------


8.  Segmented Information

The Company manages its business as a single operating segment: solid wood. The Company harvests logs, which are sorted by species, size and quality and then manufactured into solid wood products at the Company's facilities. All operations are located in British Columbia, Canada.

                                                        December 31,           December 31,           September 30,
     (in thousands of dollars)                              2004                   2003                   2004
                                                     -------------------    -------------------    -------------------
Sales
    Stud and dimension lumber                          $ 171,638              $  78,954              $ 220,651
    Plywood and veneer                                    49,674                 48,798                 60,733
    Wood chips                                            15,329                  9,076                 16,876
    Other products                                         9,630                  8,251                 13,137
                                                     -------------------    -------------------    -------------------
                                                       $ 246,271              $ 145,079              $ 311,397
                                                     -------------------    -------------------    -------------------

Sales volumes
    Stud and dimension lumber (mfbm)                     356,336                194,577                368,514
    Plywood and veneer (msf)                             126,967                110,718                143,631
    Wood chips (bdu)                                     197,765                132,163                210,213

Geographic distribution of sales dollars
    Canada                                             $  92,701              $  46,226              $ 100,793

    United States                                        142,749                 84,875                197,102
    Japan                                                 10,378                 12,903                 13,147
    Europe                                                   240                     35                   -
    Other                                                    203                  1,040                    355
                                                     -------------------    -------------------    -------------------
    Sales                                              $ 246,271              $ 145,079              $ 311,397
                                                     -------------------    -------------------    -------------------


9.  Contingencies

a)   Income Tax
     Canada Revenue Agency is in the process of reassessing the Company for its 2000 and 2001 taxation years. The Company intends to file notice of objection in respect of these reassessments, once received. The Company has not recorded any change to the current year's provision for income taxes with respect to the proposed reassessments. The potential additional current taxes payable are approximately $560,000, which would be offset by a future tax reduction of approximately $560,000. If the Company is not successful in its appeal, any adjustments will be reflected in the period in which they became determinable.


b)   The Forestry Revitalization Plan
     In March 2003, the Government of B.C. ("Crown") introduced the Forestry Revitalization Plan (the "Plan") that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include; the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licenses. As well, through legislation, licensees, including Riverside, will be required to return 20% of their replaceable tenure to the Crown. The Plan states that approximately half of this volume will be redistributed to open up opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown has acknowledged that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

     The effect of the timber take-back is expected to result in a reduction of approximately 431,000 m3 of the company's existing annual allowable cut on their replaceable tenures. The effect of the Plan on Riverside's financial position and results of operations cannot be determined at this time. Riverside will record the effects of the Plan at the time the amounts to be recorded are determined.


c)   Softwood lumber dispute
     On March 21, 2002 and further adjusted on April 25, 2002, the US Department of Commerce (USDOC) issued its final determination in the countervailing and anti-dumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79%. The USDOC's final determination in the anti-dumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including the Company.

     On May 16, 2002, the US International Trade Commission (USITC) published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the US industry. As a result, effective May 22, 2002, cash deposits were required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits prior to May 22, 2002 and since inception of this dispute on April 2, 2001 were refunded.

     Effective December 20, 2004, the USDOC implemented new deposit rates for shipments made after this date. The USDOC reduced the countervailing duty deposit rate to 17.18% from 18.79% and the all others anti-dumping deposit rate to 3.78% from 8.43%. These new deposit rates are based on the USDOC's final rate determinations for the first Administrative review period (May 22, 2002 to March 31, 2003 for the countervailing duty case and May 22, 2002 to April 30, 2003 for the anti-dumping duty case).

     The Company has expensed $11.5 million (2004 - $76.5 million) in duties for the 2005 fiscal year representing the combined final countervailing and antidumping duties of 27.22% for the period from May 22, 2002 to December 20, 2004 and 20.96% from December 20, 2004. The Company has paid US $105.1 million in cash deposits since May 22, 2002.

     The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to pursue appeals of the final countervailing and dumping determinations with the appropriate courts, NAFTA panels and the WTO.

     NAFTA and WTO panels have issued several rulings with respect to the countervailing and anti-dumping investigations. The USDOC has responded to these rulings and modified its methodology and calculations in evaluating and calculating subsidy and dumping rates. However, primarily in the countervailing case, with each response to NAFTA panel rulings, the USDOC's methodology changes have resulted in substantive changes to the duty rates, both up and down, making it difficult to accurately estimate the final rates after all appeals will be complete. As a result, the Company has not recorded any receivable for prior periods as a result of the change in the cash deposit rate applicable to the new shipments.


     A NAFTA Panel, in reviewing the "threat of injury" determination made by the USITC, has ruled that the USITC has not been able to provide the NAFTA Panel with substantive evidence to support the USITC ruling of "threat of injury". The NAFTA Panel requested that the USITC reverse its ruling on "threat of injury". The NAFTA Panel requested that the USITC reverse its ruling on "threat of injury" with which the USITC reluctantly complied. US interests are appealing this ruling to an Extraordinary Challenge Committee ("ECC") Panel. If the ECC Panel upholds this finding by the NAFTA Panel, the Company would expect that all prior duties paid would be refunded with interest. However, there can be no certainty that the USDOC would comply with this ruling and US interests have indicated that they may even challenge the constitutional validity of NAFTA in US courts.

     The final amount of countervailing and antidumping duties that may be assessed on the Company's Canadian softwood lumber exports to the US cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete, including appeals.

d)   Human Resources
     Subsequent to Tolko's acquisition of the Company, employment levels at Riverside have been reduced. This will result in future severance obligations. As at the date of financial statement preparation, the timing and amount of these costs cannot be reasonably estimated. Severance and related costs will be recorded in the periods in which the actual determination of the obligations is made.


10.  EBITDA

EBITDA represents net earnings (loss) before income taxes (recovery), unrealized foreign exchange loss (gain) on long-term debt, interest on long-term debt, depreciation and amortization, net operating interest expense (income) and prepayment penalties on the early repayment of long-term debt and takeover costs. Riverside considers EBITDA a key indicator of operating performance. Management uses EBITDA as an internal measure of performance and in its evaluation of potential acquisitions. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA as calculated by others. In addition, as EBITDA is not a substitute for other GAAP measures such as net earnings, readers should consider those GAAP measures in evaluating Riverside's performance. A reconciliation of EBITDA to net earnings (loss) is as follows:

                                                           3 months         3 months         3 months
                                                            ended            ended             ended
                                                           Dec 31,          Dec 31,          Sept 30,
(in thousands of dollars)                                   2004             2003              2004
                                                        --------------    ------------     -------------
Net (loss) earnings                                     $    (358)        $  11,985        $  33,185
Income taxes (recovery)                                    (2,188)            5,516           15,531
Unrealized foreign exchange gain on long-term debt         (8,940)           (1,756)         (10,830)
Interest on long-term debt                                  3,491             1,140            3,784
Amortization of deferred finance charges                      319                75              324
Depreciation and amortization                               7,389             5,743            7,142
Net operating interest income                                (813)             (290)            (839)
Takeover costs                                             19,782              -               6,891
                                                        --------------    ------------     -------------
EBITDA                                                  $  18,682         $  22,413        $  55,188
                                                        --------------    ------------     -------------

EBITDA Quarter by Quarter for the year to date is as follows:

                                                          3 months         3 months         3 months          3 months
                                                            ended            ended            ended             ended
                                                          March 31,         June 30,         Sept 30,           Dec 31,
                                                            2004             2004             2004              2004
                                                        -------------    -------------    -------------     -------------
Net earnings (loss)                                      $   9,527        $  26,380        $  33,185         $    (358)
Income taxes (recovery)                                      5,303           15,227           15,531            (2,188)
Unrealized foreign exchange loss (gain)
    on long-term debt                                        1,756            3,570          (10,830)           (8,940)
Interest on long-term debt                                   1,097            3,967            3,784             3,491
Amortization of deferred finance charges                        25              323              324               319
Depreciation and amortization                                5,881            7,219            7,142             7,389
Net operating interest income                                 (218)            (499)            (839)             (813)
Prepayment penalties on the repayment
    of long-term debt                                        3,557             -                   -              -
Takeover costs                                                -                -               6,891            19,782
                                                        -------------    -------------    -------------     -------------
EBITDA                                                   $  26,928        $  56,187        $  55,188         $  18,682
                                                        -------------    -------------    -------------     -------------


11.  Employee Future Benefits

The net benefit cost relating to the Company's defined benefit and defined contribution plans for the 3 months ended December 31, 2004 was $5.7 M.


12.  Subsequent Event

On February 17, 2005 the Company will be redeeming 35% of the aggregate principal amount of the 7-7/8% Senior Notes due 2014 (the "Notes") in the amount of US $52.5 million. This optional redemption is pursuant to Section 3.07(a) of the Indenture dated as of February 25, 2004 (the "Indenture") between Riverside and Wells Fargo Bank, National Association as Trustee. In accordance with the Indenture, the redemption price will be 107.875% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to the date of redemption.

                               Riverside Forest
                               Products Limited
                                CORPORATE DATA


                              BOARD OF DIRECTORS

                    J.A. (Allan) Thorlakson - Vernon, B.C.
                     J.E. (John) Thorlakson - Vernon, B.C.
                     J.B. (Brad) Thorlakson - Vernon, B.C.
                      P.J. (Peter) Powell - Surrey, B.C.
                   M.B. (Michael) Percy - Edmonton, Alberta
                     R.F. (Robert) Chase - Vancouver, B.C.


                                   OFFICERS

                            J.A. (Allan) Thorlakson
                     President and Chief Executive Officer

                            J.E. (John) Thorlakson
                                Vice-President

                            J.B. (Brad) Thorlakson
                                Vice-President

                             T.W. (Trevor) Jahnig
                            Chief Financial Officer

                             C.A. (Conrad) Pinette
                           Executive Vice President

                              J.A. (John) Thomas
                 Vice-President and General Manager, Marketing


                                  HEAD OFFICE
                    820 Guy Street, Kelowna, B.C., V1Y 7R5
                                (250) 762-3411


                              INVESTOR RELATIONS
                       investorrelations@riverside.bc.ca


                                    WEBSITE
                              www.riverside.bc.ca

                                                                Document No. 2

                       Riverside forest products limited
                                FORM 52-109FT2
           CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD
                               February 4, 2005
         I, J. Allan Thorlakson, President and Chief Executive Officer of Riverside Forest Products Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Riverside Forest Products Limited, (the issuer) for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and,

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:       February 4, 2005


RIVERSIDE FOREST PRODUCTS LIMITED


By:      (Signed) J. Allan Thorlakson
         -----------------------------------
Name:    J. Allan Thorlakson
Title:   President & Chief Executive Officer

                                                                Document No. 3

                       Riverside forest products limited
                                FORM 52-109FT2
           CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD
                               February 4, 2005

I, Trevor W. Jahnig, Chief Financial Officer of Riverside Forest Products Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Riverside Forest Products Limited, (the issuer) for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and,

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:      February 4, 2005


RIVERSIDE FOREST PRODUCTS LIMITED


By:      (signed) Trevor W. Jahnig
         -------------------------------
Name:    Trevor W. Jahnig
Title:   Chief Financial Officer

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  RIVERSIDE FOREST PRODUCTS LIMITED



Date: February 14, 2005           By:    /s/ John Thorlakson
                                     -------------------------------------------
                                     Name:   John Thorlakson
                                     Title:  Vice President



                                   By:   /s/ Trevor W. Jahnig
                                      ------------------------------------------
                                     Name:   Trevor W. Jahnig
                                     Title:  Chief Financial Officer